Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

April 28, 2022

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Todd Schiffman
Sandra Hunter Berkheimer
John Spitz
Amit Pande

Re:	Aquaron Acquisition Corp.
Amendment to Draft Registration Statement on Form S-1
Submitted April 14, 2022
CIK No. 0001861063

Ladies and Gentlemen:

On behalf of our client, Aquaron Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated April 14, 2022, relating to the above-referenced Amendment to Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amended S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on April 16, 2022), all page references herein correspond to the page of Amended S-1.

Amendment No. 7 to Draft Registration Statement on Form S-1

General

1.	We note your response to comment 1. Where you include disclosure in the prospectus relating to enforceability of civil liabilities, please indicate that the discussion is based on management's assessment and that the company did not rely on the advice of counsel. In addition, briefly discuss why management did not rely on the advice of counsel. Please include similar disclosure in the prospectus where you made revisions in response to comment 5.

In response to the Staff’s comment, the Company has added the corresponding disclosure on pages 6 and 9 of the Amended S-1.

Please direct any questions regarding the Company’s responses or the Amended S-1 to me at (212) 497-7747.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Sally Yin
Sally Yin

cc:	Jie Weng, Aquaron Acquisition Corp.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.